

Mail Stop 4546

January 19, 2017

VIA E-mail
Bryan M. Reasons
Senior VP, Finance and Chief Financial Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue,
Hayward, California 94544

     **Re: Impax Laboratories, Inc.
          Form 10-K for Year Ended December 31, 2015
          Filed February 22, 2016
          File No. 001-34263**

Dear Mr. Reasons:

     We have reviewed your December 27, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Segment Information, page F-54

- We have reviewed your response to prior comment 1 of our December 12, 2016 letter. In your response, you list eight Top 5 products over three periods that are not interchangeable with one another, are grouped in seven different therapeutic areas and treat eight different indications. Considering this information, we continue to believe your view that all generics are similar is overly broad and does not provide transparency regarding significant revenues by product. Revise your future filings to expand your disclosures of revenue for each segment, as applicable, for each period presented to disclose revenue, net for each significant product. For example, in 2014, three of your generic products each represent 10% or more of consolidated revenues, net and, in 2015 and 2016, two of your generic products each represent 10% or more of consolidated revenues.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance